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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 46487

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: New Harbor Capital Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

546 Fifth Avenue
(No. and Street)

New York (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John F. Beatty (212) 453-1170
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Most & Co., LLP
(Name – *if individual, state last, first, middle name*)

708 Third Ave. (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, John F. Beatty, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of New Harbor Capital Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ROSALINDA GONZALEZ
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires
April 11, 2013

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEW HARBOR CAPITAL INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Stockholder
New Harbor Capital Inc.

We have audited the accompanying statement of financial condition of New Harbor Capital Inc. (Company), as of December 31, 2009, and the related statements of loss, changes in stockholder's equity and changes in financial condition for the year then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New Harbor Capital Inc., as of December 31, 2009, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information, page 11, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Most & Company, LLP

Most & Company, LLP

New York, New York
May 11, 2010

NEW HARBOR CAPITAL INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Current Assets:	
Cash and cash equivalents	$138,610
Marketable securities	69,370
Prepaid expenses and taxes	1,373
Total Assets	$209,353

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:	
Accounts payable and accrued expenses	$ 10,667
Stockholder's Equity:	
Common stock - par value $.01, authorized 1,000 shares, issued and outstanding 100 shares	1
Additional paid-in capital	335,299
Accumulated deficit	(153,234)
Accumulated other comprehensive income	16,620
Total Stockholder's Equity	198,686
Total Liabilities And Stockholder's Equity	$209,353

The accompanying notes are an integral part of the financial statements.

NEW HARBOR CAPITAL INC.
STATEMENT OF LOSS
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenue	$ -
Expenses:	
Accounting	34,500
Regulatory fees	3,459
Miscellaneous	149
Insurance	868
Legal	270
Rent	2,000
Total Expenses	41,246
Loss From Operations	(41,246)
Interest Income	132
Loss Before Provision For Income Taxes	(41,114)
Provision For Income Taxes	600
Net Loss	(41,714)
Other Comprehensive Income:	
Unrealized gain on marketable securities	10,418
Total Comprehensive Loss	$(31,296)

The accompanying notes are an integral part of the financial statements.

NEW HARBOR CAPITAL INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholder's Equity
Balance - January 1, 2009, as previously stated	$1	$325,299	$(111,017)	$5,699	$219,982
Prior Period Adjustment			(503)	503	
Balance - January 1, 2009, as revised	1	325,299	(111,520)	6,202	219,982
Additional Paid - In Capital		10,000			10,000
Net Loss - 2009			(41,714)		(41,714)
Unrealized Gain on Marketable Securities				10,418	10,418
Balance - December 31, 2009	$1	$335,299	$(153,234)	$16,620	$198,686

The accompanying notes are an integral part of the financial statements.

NEW HARBOR CAPITAL INC.
STATEMENT CHANGES IN FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash Flows From Operating Activities:	
Net Loss	$ (41,714)
Adjustments To Reconcile Net Loss To Net Cash Used In Operating Activities:	
Decrease In Assets:	
Prepaid expenses and taxes	335
Increase In Liabilities:	
Accounts payable and accrued expenses	667
Net Cash Used In Operating Activities	(40,712)
Cash Flows From Financing Activities:	
Capital contributions	10,000
Decrease In Cash And Cash Equivalents	(30,712)
Cash And Cash Equivalents - Beginning Of Year	169,322
Cash And Cash Equivalents - End Of Year	$138,610
Supplemental Disclosure Of Cash Flow Information:	
Cash paid during the year for:	
Income taxes	$ 250

The accompanying notes are an integral part of the financial statements.

NEW HARBOR CAPITAL INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

Note 1 - Business Organization

New Harbor Capital Inc. (the "Company") was incorporated on September 30, 1993 under the laws of Delaware. The Company's corporate office is located in New York City.

The Company operates pursuant to a membership agreement with the Financial Industry Regulatory ("FINRA"), dated January 19, 1996, and amended December 31, 1998. Under the terms of the agreement, the Company is permitted to perform, among other things, certain financial consulting services for corporate clients, private placements of securities and selling tax shelters or limited partnerships in primary distributions on a best efforts basis only, and act as a co-manager in public offerings in which the Company provides advice to issuers. The amended agreement limits the Company's underwriting business to issuers to whom the Company has provided advisory services. The Company will not receive any retention and, therefore, will not be involved in any sales efforts.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The financial statements include all the accounts of the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a remaining maturity of three months or less to be cash equivalents.

Financial Instruments

The Companies consider the carrying amounts of financial instruments, including cash and cash equivalents, prepaid expenses and taxes and accounts payable and accrued expenses to approximate their fair values because of their relatively short maturities which approximate fair value.

Marketable Securities

The Company carries its investment in marketable securities at fair market value. Unrealized holding gain (loss) is included in the accompanying statements of income (loss) and changes in stockholder's equity as comprehensive income.

Income Taxes

Deferred income taxes have been provided for temporary differences between financial statement and income tax reporting under the liability method, using expected tax rates and laws that are expected to be in effect when the differences are expected to reverse. A valuation allowance is provided when realization is not considered more likely than not.

The Company classifies income tax assessments, if any, for interest in interest expense and for penalties in general and administrative expenses

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accounting financial statements.

Note 3 - Adoption of Accounting Policies

As of December 31, 2009, the Companies adopted the following accounting pronouncements without a material impact on the financial statements.

Statement of Financial Accounting Standards Statement No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162" (SFAS 168). FAS 168 establishes the FASB Accounting Standards Codification (Codification) as the source of authoritative accounting principles generally accepted in the United States (GAAP) recognized by the FASB.

As of December 31, 2009, the Company adopted SFAS No. 165 "Subsequent Events" (FAS 165). SFAS No. 165 establishes general standards of accounting and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS 165 also sets forth: (a) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (b) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (c) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

Note 4 - **Marketable Securities**

As of December 31, 2009, marketable securities, which are classified as available for sale, consisted of 3,500 shares of common stock of NASDAQ OMX, Inc., as follows:

Market value	$69,370
Cost	$52,700

As of December 31, 2009, other comprehensive income consisted of the unrealized gain on marketable securities of $16,620, an increase of $11,418 for the year then ended.

As of December 31, 2008, the Company corrected an error in comprehensive $503, resulting in an increase in other comprehensive income and an increase in accumulated deficit.

Note 5 - **Common Stock**

In December 2009, the stockholder/officer made a $10,000 capital contribution to the Company.

On February 17, 2010, the stockholder/officer made an additional $40,000 capital contribution to the Company.

No additional shares were issued.

Note 6 - **Income Taxes**

For the year beginning January 1, 1994 and thereafter, the Company has elected in accordance with Section 1372(a) of the Internal Revenue Code of 1954 not to be subject to Federal and New York State income tax and to have taxable income or losses pass directly through to the stockholder's individual income tax returns. The Company is subject to New York City income tax.

As of December 31, 2009, management has evaluated and concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements as of December 31, 2009.

As of December 31, 2009, the Company has net operating loss carryforwards of approximately $110,000 to reduce future New York City taxable income through 2029.

As of December 31, 2009, realization of the Company's deferred tax assets of $10,000, arising from net operating loss carryforwards, was not considered more likely than not and, accordingly, a valuation allowance of $10,000 has been provided, an increase of $4,000 from December 31, 2008.

Note 7 - Related Party Transactions

During the year ended December 31, 2009, rent expense of $2,000 was charged by an affiliate through common control and management. No formal lease has been executed.

During the year ended December 31, 2009, an affiliate paid for the general insurance of the Company. The affiliate does not expect to be repaid. The amount of the insurance paid for the Company was not determined.

Note 8 - Concentration Of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consisted primarily of cash and cash equivalents. The Company places its temporary cash investment with a high credit quality financial institution. Such investment is insured by the Securities Investor Protection Corporation ("SIPC"). The financial institution provides additional investment protection, in excess of any SIPC coverage.

Note 9 - Consideration of Subsequent Events

The Company evaluated all events and transactions occurring after December 31, 2009 through April 20, 2010, the date these financial statements were issued, to identify subsequent events which may need to be recognized or non-recognizable events which would need disclosure. No recognizable events were identified. See Note 5 for non-recognizable events.

Note 10 - Regulatory Requirements

The Company operates under the authority of the Securities and Exchange Commission (SEC) and FINRA, which require the following disclosures in addition to the information on net capital requirements.

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k) (2) (ii) of the Rule.

The Company must limit its aggregate indebtedness not to exceed 1,500% of its net capital. At December 31, 2009, net capital was $184,199 and aggregate indebtedness was $10,667, resulting in a net capital ratio of 5.79%.

The Company is subject to the SEC Uniform Net Capital Rule, which requires the maintenance of minimum net capital. At December 31, 2009, the Company had net capital of $184,199, which was $84,199 in excess of its required net capital of $100,000.

NEW HARBOR CAPITAL INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

Net Capital - Total Stockholder's Equity	$198,686
Deductions For Non-Allowable Assets:	
Prepaid expenses and taxes	(1,373)
Net Capital Before "Haircuts"	197,313
Net Capital "Haircuts":	
Re: Investment in money market	(2,708)
Re: Investment in marketable securities	(10,406)
	(13,114)
Net Capital	184,199
Minimum Net Capital Required	100,000
Excess Net Capital	$84,199

The accompanying notes are an integral part of the supplementary schedule.

NEW HARBOR CAPITAL INC.
RECONCILIATION UNDER RULE 17A-5(D) 4 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

Net capital, as per FOCUS Report, Form X-17A-5, Part II	$135,475
Reconciling items	
Accrued expenses	(360)
Adjustment to unrealized gain on marketable securities	16,286
Decrease in securities not readily marketable	29,300
Adjustment to haircut for securities	(3,271)
Adjustment to haircut for money market fund	6,769
Net Capital, as per FOCUS Report, Form X-17A-5, Part III	$184,199

The accompanying notes are an integral part of the supplementary schedule.

Most & Company, LLP
Certified Public Accountants

708 Third Avenue, 6th Floor
New York, NY 10017
Tel 212-209-3996
Fax 212-209-7116
mostco@most-co.com

To The Board of Directors and Stockholders
New Harbor Capital Inc.

In planning and performing our audit of the financial statements and supplemental schedules of New Harbor Capital Inc. (Company) for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control. Accordingly, we do not express an opinion on the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.
A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control would not necessarily identify all deficiencies in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. We did not identify any deficiencies in internal control and control activities for safeguarding the firm's assets that we would consider to be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Most + Company, LLP

Most & Company, LLP

New York, New York
May 11, 2010